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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 1, 2006

Timberline Resources Corporation

(Exact Name of Registrant as Specified in its Charter)

IDAHO	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue, Spokane, Washington	**99203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 747-5225**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On May 2, 2006, Timberline Resources Corporation (the "Company") announced in a press release that a member of its Board of Directors and a consultant to the Company, Paul Dircksen, became the Company's Vice President of Exploration to head its newly created Mineral Exploration Division. Mr. Dirksen's consulting arrangement will be replaced by an employment agreement to be agreed upon in the near future. Mr. Dircksen's appointment was effective May 1, 2006.

The Press Release announcing Mr. Dircksen's appointment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also effective on May 1, 2006, the Company's board of directors accepted the resignation of Stephen Goss as its president. Mr. Goss will remain as a director and consultant to the Company. Mr. Goss' responsibilities as president will be assumed by its CEO and Chairman of the Board, John Swallow.

Item 8.01 Other Events.

On May 2, 2006, the Company issued a press release announcing the appointment of Paul Dircksen as the Company's Vice President of Exploration. See Item 5.02, above.

The Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1   Timberline Resources Corporation's May 1, 2006 Press Release.

Signatures.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TIMBERLINE RESOURCES CORPORATION

Date: May 2, 2006   By: /s/ John Swallow
                                            John Swallow
                                            CEO

Exhibit 99.1 – May 2 Press Release

PRESS RELEASE



Timberline Appoints Paul Dircksen as Vice-President of Exploration

SPOKANE, Wash., May 2, 2006 (PRIMEZONE via COMTEX) -- Timberline Resources Corporation (Pink Sheets:TBLC) announced today that Paul Dircksen, currently a director and consultant to the company, has been appointed as its Vice-President of Exploration and will lead its Mineral Exploration Division.

Mr. Dircksen has enjoyed a distinguished thirty-five year career in the mining and mineral exploration industries, serving in executive, managerial, and technical roles at several companies. He possesses a strong "hands-on" technical background, serving as a team member on nine significant gold discoveries, six of which have become operating mines. He has broad international experience in precious metals, base metals and industrial minerals with expertise covering a wide array of geological settings.

Mr. Dircksen has served as President of Canadian juniors Brett Resources and Bravo Venture Group. He also co-founded Vancouver-based Orvana Minerals where he held Vice-President and COO positions and was primarily responsible for project acquisitions, exploration program direction, and business development. He has also held project management and operational positions at Lacana Gold, Gulf Resources, Cordex Exploration, and Hecla Mining. He holds degrees in Geology and Geological Engineering from the University of Nevada, Reno.

Timberline Chairman and CEO John Swallow stated, "We are extremely pleased to elevate Paul's role at Timberline. While already a driving force within the Company as a Director, in his new role he will have broad authority to pursue his own agenda and create a top-notch exploration program. Our exploration business plan is to identify quality mineral systems, add value through discovery, and form joint ventures and strategic alliances for their further exploration, development and, if possible, operation. We are pleased to have a person of Paul's reputation, integrity, and experience leading these efforts."

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with the "blue sky" upside of its experienced mineral exploration team. Timberline is a fully-reporting company with fewer than 20 million shares outstanding. Its common stock is quoted on the OTC Market under the symbol "TBLC."

Certain statements contained in this press release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

SOURCE: Timberline Resources Corporation

CONTACT: Timberline Resources Corporation
    John Swallow, Chairman & CEO
    (208) 661-2518
    www.timberline-resources.com